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                                 [LETTERHEAD]

August 21, 1996

Contacts:
David W. Stassen, President and Chief Executive Officer
Keith M. Eastman, Chief Financial Officer
Spine-Tech, Inc., (612) 832-5600

Nancy A. Johnson
Padilla Speer Beardsley Inc., (612) 871-8877

FOR IMMEDIATE RELEASE


                               SPINE-TECH, INC.,
                           ADOPTS SHARE RIGHTS PLAN

     MINNEAPOLIS, Aug. 21 -- The Board of Directors of Spine-Tech, Inc. (Nasdaq: SPYN), today approved a share rights plan designed to enable the Board to protect the company's shareholders from certain unsolicited inequitable attempts to acquire the company which would deny shareholders the long-term value of their investment.

     David W. Stassen, Chief Executive Officer and President, emphasized that the company has no knowledge that anyone is considering a takeover of the company. He said that the Board nevertheless believes the plan is a prudent step. "The shareholder rights plan is intended to increase the likelihood that the company's shareholders will realize the long-term value of their investment in the company," Stassen said.

UNDER THE PLAN:

- - The company will distribute as a dividend one right for each share of the company's common stock outstanding at the close of business on September 10, 1996. Each right will entitle its holder to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $150 subject to adjustment. The rights expire on September 10, 2006 (subject to extension) unless they are redeemed or exchanged prior to that date.

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Spine-Tech, Inc.
August 21, 1996
Page 2

- - The rights are exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock or announces a tender or exchange offer which, if completed, would result in that person or group beneficially owning 20 percent or more of the company's outstanding common stock.

- - The company will be entitled to redeem the rights at $.01 per right, subject to adjustment, at any time prior to an acquisition by a person or group of 20 percent or more of the company's outstanding common stock and -- unless there has been a change in control of the company's Board -- during the 20-day period thereafter (subject to possible extension).

- - Following expiration of the redemption period, each right -- except those held by a 20 percent shareholder or its affiliates or associates, which become void -- would become exercisable for the company's common stock having a market value equal to twice the right's exercise price (subject to possible adjustments) if a person or group has acquired beneficial ownership of 20 percent or more of the company's outstanding common stock.

- - If the company is acquired in certain mergers or similar transactions after or within 15 days before the rights become exercisable, each right that has not become void would become exercisable for common stock of the acquiring company, or its affiliate, having a market value of twice the right's exercise price.

The last two provisions would not apply to certain tender or exchange offers which are approved by the Board of Directors prior to a change in control of the Board or to certain mergers following such offers.

     A summary of the share rights plan will be distributed to all shareholders of record as of the close of business on September 10, 1996.

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Spine-Tech, Inc.
August 21, 1996
Page 3

     Stassen said, "This rights plan is intended to protect our shareholders should Spine-Tech become the target of certain undesirable takeover tactics. It is designed to increase the likelihood that all shareholders of the company receive a fair price for their company shares in the event of an acquisition of the company. It is also designed to increase the likelihood that all Spine-Tech shareholders receive full and fair treatment in the event of an attempted takeover."

     Spine-Tech designs, develops, manufactures and markets implants and instruments for the surgical treatment of degenerative disc disease and other spinal conditions.

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